Valeo

Paris, March 4, 2003

**U.S. Security and Exchange Commission**
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

*File n° 82 – 3668*
*Rule 12g3-2(b)*
**Valeo A.D.R.'s**

SUPPL

03007809

Dear Sirs,

Please find enclosed:

- The summary of the prospectus relating to the share buy-back program subject to the Combined Shareholders' Meeting that will be held on March 18, 2003 upon first notice, and, failing quorum, on March 31, 2003.

Yours faithfully,

**Bruno-Roland Bernard**
Investor Relations Director

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Encl.

*Translation from French*

# SUMMARY OF THE PROSPECTUS

## RELATING TO THE SHARE BUY-BACK PROGRAM SUBJECT TO THE APPROVAL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING THAT WILL BE HELD ON MARCH 18, 2003 UPON FIRST NOTICE, AND, FAILING QUORUM, ON MARCH 31, 2003

The *Commission des opérations de bourse* affixed the visa n°03-098 dated February 25, 2003 on the prospectus.

**PURPOSE OF THE BUY-BACK PROGRAM**

Valeo is contemplating to buy-back its own shares with a view, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares in exchange, as payment or otherwise during acquisitions;
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the company through redemption, conversion, exchange or presentation of a warrant or any other means;
- to cancel all or part of such shares as approved by the shareholders' meeting of June 10, 2002;
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq*. of the Commercial Code;
- to implement employee stock purchase plans under the terms provided for by law, in particular Articles L. 443-1 *et seq*. of the French Labor Code;
- to implement a financial and equity management policy including retaining said shares, selling them and transferring them in general.

**TERMS AND CONDITIONS**

Subject to the approval of the Ordinary and Extraordinary Shareholders' Meeting, the maximum number of shares that Valeo may buy back is equal to 10% of the total number of shares forming its share capital on the date on which the Managing Board shall use such authorization, *i.e.* as of December 31, 2002, 8,213,373 shares (*i.e.*, a maximum theoretical amount of euros 575 million based on the maximum purchase price of euros 70 per share) or, after deduction of the 605,130 treasury shares held as of December 31, 2002 (0.74% of the share capital), 7,608,243 shares (9.26% of the share capital) (*i.e.* a maximum theoretical amount of euros 533 million based on the maximum purchase price of euros 70 per share). The minimum selling price is euros 30 per share. The overall amount allocated to the share buy-back program submitted to the approval of the Ordinary and Extraordinary Shareholders' Meeting may not exceed euros 600 million, including costs and fees. Valeo may use all of the authorized program.

The acquisitions, sales and transfers may be done by any means, including derivatives, on the market or over-the-counter, and in particular by transactions on blocks of securities (without limitation in volume) and at any time, including in the course of tender offers.

The share buy-back program may be implemented over a period of eighteen months following the date of the Shareholders' Meeting, *i.e.* until September 18, 2004 or, if the shareholders' meeting is postponed for lack of quorum, September 30, 2004.

Pursuant to Article L.225-209 of the Commercial Code, the shares purchased under the share buy-back program may be cancelled only within the limit of 10% of the share capital over any 24-month period.